QUATERRA RESOURCES INC.
Annual Meeting of Common Shareholders

June 28, 2012

REPORT OF VOTING RESULTS
In accordance with Section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations

SHARES REPRESENTED AT THE MEETING:	109,809,273
TOTAL OUTSTANDING AS AT RECORD DATE:	156,426,538

The following matters were voted upon at the Annual Meeting of Shareholders of Quaterra Resources Inc. (the “Company”) held on June 28, 2012 in Vancouver, B.C. Each of the matters is described in greater detail in the 2012 Notice of Annual General Meeting of Shareholders and Information Circular dated May 24, 2012 (the “Circular”).

1.	Number of Directors

On a vote by ballot, to fix the Number of Directors set to be elected at the Meeting at eight. The results of the ballot were as follows:

Votes for	Percent	Votes Withheld	Percent
90,318,050	84.48%	16,589,928	15.52%

2.	Election of Directors

On a vote by ballot, the following eight nominees proposed by management were elected as Directors of the Company to serve until the next annual general meeting of shareholders of the Company, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes for	Percent	Votes Withheld	Percent
Thomas C. Patton	60,895,968	93.63%	4,145,353	6.37%
Tracy Stevenson	49,144,385	75.35%	16,076,148	24.65%
Lawrence P. Page, Q.C.	42,783,111	65.60%	22,437,422	34.40%
LeRoy Wilkes	50,788,283	77.87%	14,432,250	22.13%
John Kerr	48,253,813	73.99%	16,966,720	26.01%
Anthony Walsh	57,075,348	87.51%	8,145,185	12.49%
Todd Hilditch	60,711,193	93.09%	4,509,340	6.91%
Robert Gayton	48,368,960	74.16%	16,851,573	25.84%

3.	Appointment of Auditor

On a vote by ballot, Smythe Ratcliffe were re-appointed as auditors of the Company and the directors were authorized to fix the remuneration to be paid to the auditors. The results of the ballot were as follows:

Votes for	Percent	Votes Withheld	Percent
105,364,515	95.95%	4,444,758	4.05%

4.	Stock Option Plan

On a vote by ballot, the Company’s 2012 Stock Option Plan was approved and the number of stock options to be granted under the 2012 Plan is a rolling 10% of the number of outstanding issued common shares of the Company, from time to time, less the number of outstanding stock options. The results of the ballot were as follows:

Votes for	Percent	Votes Withheld	Percent
47,029,107	72.11%	18,191,426	27.89%

June 29, 2012
Vancouver, B.C.